

February 8, 2013

Via E-mail
Mr. Bradley M. Rust
Chief Financial Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546

    Re: **German American Bancorp, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed March 12, 2012
                 Response dated January 23, 2013
                 File No. 001-15877

Dear Mr. Rust:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-Performing Assets, page 35

1. We note your response to comment 1 from our letter dated December 21, 2012. If the December 31, 2012 non-performing loan balance is materially represented by a particular loan segment (i.e., commercial loans), please provide disclosures in future filings in MD&A

discussing material non-performing loans and disclose the recent performance of these loan relationships.

Notes to Consolidated Financial Statements

Note 3. Loans, page 50

2. We note your response to comment 2 from our letter dated December 21, 2012. Please provide a draft of the MD&A discussion you intend to include in the December 31, 2012 Form 10-K, when available.

3. We note your response to comment 3 from our letter dated December 21, 2012. Please provide a draft of the statement and quantification, if applicable, that you intend to include in future filings, when available.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 if you have any questions.

Sincerely,

/s/ David Irving

David Irving
Reviewing Accountant